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July 11, 2007

Ms. Kaitlin Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, DC 20549

Re: Veritec, Inc.
    Form 10-KSB for fiscal year ended June 30, 2006
    Filed November 15, 2006
    Form 10-QSB for the period ended March 31, 2007
    File No. 0-27368

Dear Ms. Tillan:

The following information is provided on behalf of Veritec, Inc. ("Veritec") in response to the comments contained in your letter to us, dated June 14, 2007 (a copy of which is attached). We have reproduced below the Staff's comments contained in your letter, together with our responses.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

Financial Statement, page 19

     1. COMMENT: Please tell us how your accounting considered the requirements of paragraphs 21 - 34 of SOP 90-7. For example, we note that you do not distinguish preposition liabilities subject to compromise from those that are not and postpetition liabilities consistent with paragraph 23 of SOP 90-7. In addition, under that same paragraph, we note that you should reflect liabilities affected by the plan at the amounts expected to be allowed.

          RESPONSE: Paragraphs 21 through 34 of SOP 90-7 were reviewed and considered when preparing the Company's consolidated financial statements. In February 2006, the Company entered into a settlement agreement with Mitsubishi whereas Mitsubishi waived its right to $7,874,518 of the litigation award. During the same period, the Company entered into settlement agreements with other vendors for $1,482,430 for a total settlement with creditors of $9,356,948. Other than these agreements, there were no other settlements between the Company and its creditors or by the Bankruptcy Court. In August 2006, the Company emerged from bankruptcy. The Company does not believe disclosure of liabilities subject to compromise, paragraph 23 of SOP 90-7, presents a meaningful (material) disclosure to the users of its consolidated financial statements as the above settlement agreements and bankruptcy approval were fully disclosed and reflected in the consolidated financial statements as of and for the year ended June 30, 2006.

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Ms. Kaitlin Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Page 2


Consolidated Statements of Operations, page 22

     2. COMMENT: We note that you classified the debt forgiveness as "Settlement with creditors" within other non-operating income and expenses. Please tell us how you considered paragraph 41 of SOP 90-7 in your classification of this item.

          RESPONSE: We reviewed and considered SOP 90-7, particularly paragraph 41, for the classification of debt forgiveness. We do not believe the evidence clearly supports its classification as extraordinary.

Revenue Recognition, page 28

     3. COMMENT: Please tell us and describe in future filings your major revenue-generating products, services, or arrangements clearly. For major contracts or groups of similar contracts, disclose essential terms, including payment terms and unusual provisions or conditions.

          RESPONSE: The breakdown of 2006 revenue by products, services, or arrangements is as follows:

               - License Infringement revenue - $769,267. This is the license revenue received from VData under the Exclusive License Agreement. Please also see our response to your comments Nos. 4 and 17 for further information on this matter.

               - License Revenue - $1,531,735. This is revenue from licenses sold to customers that allows customers to use Veritec's Multi-Dimensional matrix symbology. Once the license is sold, the Company is under no obligation to provide any future services to the purchaser of the license. The Company has no service agreements with its customers and the customer does not have the right to return the product. The Company has no long-term contracts with any of its customers which require the Company to provide future services. Almost all terms for payment are cash before shipment.

               - Hardware revenue - $61,482. This revenue is primarily from sales of readers. The Company's code is installed on the readers prior to shipping to customers.

          Future filings will be revised to more clearly disclose our major revenue generating products and services.

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Ms. Kaitlin Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Page 3


     4. COMMENT: Please also tell us and disclose in future filings how and when you recognize amounts from your arrangement with VData. In this regard, please separately discuss payments made in settlement of infringement claims and license fees.

          RESPONSE: The Exclusive License Agreement with VData provides that all expenses related to the enforcement and licensing of the patents is the responsibility of VData. The Company and VData share the net proceeds arising from enforcement or licensing of the patents. As a result, all infringement revenue has been recorded in the quarter it was received. Since all proceeds received from VData were received under the Exclusive License Agreement and were not received in settlement of litigation, the Company believes that such proceeds are properly classified as revenue. Furthermore, none of the infringement revenue, once received, is refundable to any party. Please also see our responses to your comments Nos. 3 and 17 on this matter. Future filings disclosures will be revised to include this information.

     5. COMMENT: From your disclosure it appears that in addition to selling customized software, you are also a reseller of products. Please tell us whether your software has SOP 97-2 and/or SOP 81-1 elements. Explain your response. Discuss how you considered EITF 00-21 and SOP 81-1 and 91-2 in your software revenue recognition policies. Please also clarify your revenue recognition policy in future filings.

          RESPONSE: The majority of the Company's revenues are derived from licensing agreements directly with our customers and licensing agreements through the Company's arrangement with VData. Once a license is sold, the Company is under no obligation to provide any future services to the purchaser of the license. The Company also has no service agreements with its customers and the customer does not have the rights to return the product.

          The Company had hardware revenue of $61,482 for the year ended June 30, 2006. This revenue is primarily from sales of readers. The Company's code is installed on the readers prior to shipping to customers. The Company recognizes revenues on these sales at the time of shipment to the customers. Once sold, the Company is under no obligation to provide any future services to the purchaser of the license. The Company also has no service agreements with its customers and the customer does not have the rights to return the product.

          Future filings will be revised to more clearly disclose our major revenue generating products and services and related revenue recognition policies.

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Ms. Kaitlin Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Page 4


     6. COMMENT: Additionally, please tell us and identify in future filings the contract elements permitting separate revenue recognition, and describe how you distinguished them. Explain how you allocate contract revenue among the elements.

          RESPONSE: Please see our responses 3 - 5 above. The Company does not have contract elements that it accounts for as separates units of accounting.

Stock-based Compensation, page 29

     7. COMMENT: Please revise future filings to disclose securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented, consistent with paragraph 40(c) of SFAS 128.

          RESPONSE: Future filings will be revised to disclose those securities that could potentially dilute basic EPS in future quarters.

     8. COMMENT: Please tell us and revise future filings to disclose the adoption method used for SFAS 123R.

          RESPONSE: The Company used the modified prospective application method when it adopted SFAS 123R. Future filings will be revised to include this information.

Note 3 - Discontinued Operations, page 30

     9. COMMENT: In future filings please include all of the disclosures required by paragraph 47 of SFAS 144.

          RESPONSE: Future filings will be revised to include all of the disclosures required by paragraph 47 of SFAS 144.

Note 8 - Stockholders' Equity, page 32

     10. COMMENT: Please disclose the following in future filings, or tell us why you did not disclose this information:

               - The weighted-average grant-date fair value of equity options or other equity instruments granted during each year for which you provide an income statement and, for those same periods, the total intrinsic value of options exercised and the total fair value of shares vested during the year, consistent with paragraph A240(c) of SFAS 123R.

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Ms. Kaitlin Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Page 5


               - For fully vested share options and share options you expect to vest at the date of the latest statement of financial position, the number, weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term of options outstanding, as well as the number, weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term of options currently exercisable, consistent with paragraph A240(d) of SFAS 123R.

               - A discussion of the method used to incorporate the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior into the fair value of the instrument, consistent with paragraph A240(e) of SFAS 123R. In this regard, please also refer to SAB Topic 14D.

               - The method you used to estimate volatility, consistent with paragraph A240(e) of SFAS 123R. In this regard, please also refer to Question 5 of SAB Topic 14D(1).

          RESPONSE: Future filings will include all the above requested disclosures, when material.

     11. COMMENT: We note that you used a volatility rate of 7.39%. Please tell us the methods you used to estimate your volatility. Your response should explain how you considered SAB Topic 14D (1) in the selection of your methods. Please also see the similar comment below on the volatility used in your March 31, 2007 Form 10-QSB.

          RESPONSE: The Company considered the guidance in SFAS 123R and SAB Topic 14D (1). The Company was in bankruptcy from February 2005 through August 2006. As a result of the bankruptcy, and preceding events, the Company believes using historical share prices during these periods would not produce reliable estimates of expected volatility. Accordingly, the Company chose the NASDAQ Software and Computer Services Small Cap Sector for these periods as the best measure of its expected volatility for purposes of computations under the Black-Scholes-Merton Option Pricing Model.

          The Company used the sector index for estimated volatility. Upon further review of SFAS 123R, SAB Topic 14D (1), and your comment No. 20 below, we recomputed estimated volatility using specific companies rather than the sector index for historical periods impacted by our bankruptcy. The impact of using the recomputed estimated volatility (22% - 28%) was not material to our consolidated financial statements.

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Ms. Kaitlin Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Page 6


Note 9 - Concentrations, page 33

Foreign Revenues, page 34

     12. COMMENT: Please revise future filings to disclose, consistent with paragraph 38 of SFAS 131, revenues from external customers attributed to an individual foreign country if material and the basis for attributing revenues from external customers to individual countries.

          RESPONSE: Future filings will be revised to disclose, consistent with paragraph 38 of SFAS 131, revenues from external customers attributed to an individual foreign country, if material, and the basis for attributing revenues from external customers to foreign countries.

     13. COMMENT: Please also revise future filings to disclose, consistent with paragraph 38 of SFAS 131, and as applicable, your long-lived assets located in all foreign countries in total in which you hold assets. If assets in an individual foreign country are material, you should disclose those assets separately.

          RESPONSE: Future filings will be revised to disclose, consistent with paragraph 38 of SFAS 131, and as applicable, long-lived assets located in all foreign countries in total and individually by foreign country, if material.

Item 8A - Controls and Procedures, page 39

     14. COMMENT: We note your statement in the last paragraph that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met". Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
          (http://www.sec.gov/rules/final/V33-8238.htm).

          RESPONSE: We will revise future filings accordingly to state, if true at the time of any future filings, that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

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Ms. Kaitlin Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Page 7


          In the alternative, if untrue at the time of any future filings, we will remove the reference to the level of assurance of our disclosure controls and procedures.

     15. COMMENT: Further, it is not clear why you refer to your former chief financial officer in the last paragraph on this page since your current chief financial officer provide the certification in exhibit
          31.1. Please revise future filings to clarify.

          RESPONSE: We will revise future filings to remove the reference to our former Chief Financial Officer. The reference to our former Chief Financial Officer was included because the corresponding statement related to an assessment of our disclosure controls and procedures prior to the hiring of our current principal financial officer.

Exhibits 31.1 and 31.2

     16.  COMMENT: We note the following:

               - You have deleted the language "of internal control over financial reporting" in paragraph 5.

               - You have deleted the language "and material weaknesses" in paragraph 5(a).

               - You have added the words "data and have identified for the registrant's auditors any material weaknesses in internal controls" in paragraph 5(a).

               -    You have deleted the word "information" from paragraph 5(a).

               -    You have added an 's' to "role" in paragraph 5(b).

               - You modified the, Exchange Act rule references in the introductory language in paragraph 4.

               - You delete the language "(the small business issuer's fourth fiscal quarter in the case of an annual report)" in paragraph 4(c).

               - You replaced the wordo "report" with the words annual report" in paragraphs 2, 3 and 4 of the certification.

               - You replaced the word "small business issuer" with "registrant".

               -    You added the word "consolidated" in paragraph 3.

               - You are missing a comma and have added the words "based on our evaluation" to paragraph 4(b).

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Ms. Kaitlin Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Page 8


               -    You have added punctuation to paragraph 4(c).

          Please file an amendment to the June 30, 2006 Form IO-KSB that includes the entire periodic report and new, corrected certifications.

          RESPONSE: We will file an amendment to our June 30, 2006 Form 10-KSB that includes the entire periodic report and new, corrected certifications.

Form 10-QSB for the Quarterly Period Ended March 31, 2007

Financial Statements, page 1

Note D - Significant Accounting Policies, page 6

     17. COMMENT: Please tell us the nature of the amounts included in infringement revenue and discuss why you believe these amounts are properly classified as revenues as opposed to a gain from settlement of litigation. In light of the disclosure that your parents are being reexamined by the U.S. Patent and Trademark Office as disclosed on page 11, please tell us whether any of the infringement amounts are refundable.

          RESPONSE: In connection with our response to this item, we refer you to our preceding responses to your comments Nos. 3 and 4 on this matter.

     18. COMMENT: On page 13 you disclose that you amortize the cost of your software licenses over five years "unless it can be determined by management that the life of the license is either more or less than five years." You should amortize the software over its estimated useful life, consistent with paragraph 11 of SFAS 142. Please revise, or tell us why your current methodology complies with GAAP.

          RESPONSE: The notes to the condensed consolidated financial statements and critical accounting policies state software license costs "is capitalized at cost and amortized using the straight-line method over a live of five years." The Company has estimated the useful life of the software license to be five years. The additional language included on page 13 will be deleted from future filings.

Note F - Stock-Based Compensation, page 7

     19. COMMENT: We note that you used a volatility rate of 4.15%. You disclose that the rate "was extracted from the small market capitalization of the Dow Jones Indexes under the computer service subsector." As such, it appears that you relied exclusively on implied volatility. Please tell us how you considered Questions 3-4 of SAB Topic 14D(1) in determining to rely exclusively on implied volatility.

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Ms. Kaitlin Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Page 9


          RESPONSE: We refer you to our previous response to your comment number 11.

     20. COMMENT: Further. with respect to your use of the volatility of index, as noted in paragraph A22 of SFAS 123R and Question 6 of SAB Topic 14D(l). You should not substitute the volatility of an index for the expected volatility of your share price because of the effects of diversification that are present in an industry sector index. Please either revise or tell us why your volatility assumptions do comply with SPAS 123R and SAB Topic 14.

          RESPONSE: In connection with our response to this item, we refer you to our preceding response to your comments No. 11 on this matter.

Exhibit 31

     21. COMMENT: We note the added language after paragraph 5(b) and before your signatures. We also note that the word "are" in paragraph 4 was changed to "am." In future filings, the wording in the required certifications must be in the exact form prescribed.

          RESPONSE: We will correct the certifications in future filings.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Exhibits 31.1 and 31.2

     22. COMMENT: We noted problems similar to those described above with respect to your June 30, 2006 Form 10-KSB in the certifications included in your June 30, 2005 Form 10-KSB. Please file an amendment to the June 30, 2005 Form 10-KSB that includes the entire periodic report and new, corrected certifications.

          RESPONSE: We will file an amendment to our June 30, 2005 Form 10-KSB that includes the entire periodic report and new, corrected certifications.

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Ms. Kaitlin Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Page 10


Veritec hereby represents that:

     - Veritec is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings; and

     - Veritec may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me regarding the contents of this response. We anticipate amending our June 30, 2006 and 2005, Form 10-KSB shortly after resolving your comments.

Very truly yours,

/s/ Van Thuy Tran
-------------------------------------
Ms. Van Thuy Tran
Chief Executive Officer
Veritec, Inc.